Exhibit 99.1

Horizon Quantum Announces Third Quarter 2026 Financial Results

November 10, 2026

SINGAPORE — (BUSINESS WIRE) — November 10, 2026 — Horizon Quantum Holdings Ltd. (Nasdaq: HQ) (“Horizon Quantum,” “Horizon,” or “the Company”), a pioneer of software infrastructure for quantum applications, today reported financial results for the fiscal third quarter ended September 30, 2026 (“Q3 2026”).

Third Quarter 2026 Financial and Business Highlights (all figures approximate and presented in USD):

●	Horizon Quantum and Oxford Quantum Circuits (“OQC”) announce successful pulse-level integration.

●	Horizon Quantum signed a non-binding letter of intent to acquire Entropica Labs.

●	Horizon Quantum announces the development and implementation of protocols for performing efficient characterization of large quantum processors.

●	Operating loss for Q3 2026 on an as-reported basis of $10.5 million compared to $4.9 million for the third fiscal quarter ended September 30, 2025 (“Q3 2025”).

●	Net Income for Q3 2026 on an as-reported basis of $33.4 million, or $0.61 per ordinary share, compared to a loss of $5.2 million in Q3 2025, or $0.13 per ordinary share in Q3 of 2025. The Q3 2026 quarter result included a $43.1 million non-cash gain from the remeasurement of warrant-related derivative liabilities driven by a decrease in the Company’s share price.

●	Adjusted EBITDA was a loss of $6.3 million in Q3 2026 as compared to a loss of $3.0 million in Q3 2025.

●	Cash and cash equivalents at the end of Q3 2026 of $102.8 million, a net decrease of $10.5 million from $113.3 million at the end of the fiscal quarter ended June 30, 2026 (“Q2 2026”).

CEO Commentary

“During the third quarter of 2026, as part of our ongoing collaboration with OQC, we successfully completed the pulse-level integration of Triple Alpha with their 32 qubit Toshiko quantum processing unit, a further milestone in our aim of tightly integrating our software infrastructure with a variety of hardware platforms. We also announced that we have implemented our proprietary techniques for multiplexed characterization on a processor with greater than 100 qubits for the first time, enabling more efficient, scalable QPU characterization,” said Horizon Quantum CEO and Founder Dr. Joe Fitzsimons.

He continued, “In addition we recently signed a non-binding letter of intent to acquire Entropica Labs Pte. Ltd, a Singapore-based quantum computing company, who specialise in error correction and fault tolerance. We look forward to exploring this opportunity further.”

Operational Highlights

Expanding Horizon Quantum’s Hardware Ecosystem

By tightly integrating its software infrastructure with a variety of hardware platforms, Horizon Quantum aims to provide developers with the most direct path to broad quantum advantage and help ensure that their quantum applications remain useful—no matter which modality emerges as a frontrunner.

●	Horizon Quantum announces the successful pulse-level integration of OQC’s 32- qubit Toshiko quantum processing unit (QPU) with Triple Alpha, Horizon Quantum’s integrated development environment, as part of an ongoing collaboration.

o	The Horizon Quantum team used Triple Alpha’s pulse-level control capabilities to access OQC’s superconducting QPU’s control layer and characterize parameters such as qubit relaxation (T1) and qubit phase coherence (T2), which are metrics describing how long a quantum computer can keep information and execute calculations.

o	As part of the collaboration, Triple Alpha was used to perform gate calibration – executing a high-level quantum program on the OQC QPU.

o	Using Triple Alpha, developers can harness pulse-level control within the same programming languages that are used to develop quantum applications.

o	Characterization is a key step in preparing quantum hardware for practical use, and because quantum systems are highly sensitive, frequent recalibration is necessary.

o	Triple Alpha’s portable approach lets users write programs once and execute them across different control systems. They can create and deploy characterization and calibration routines and integrate them into their workflow via a simple web-based API.

Expanding Horizon Quantum’s Technical Capabilities

By developing software capabilities that enable more accurate, efficient, and scalable hardware characterization and calibration, Horizon Quantum aims to maximize the performance of quantum hardware and accelerate the path to broad quantum advantage.

●	Horizon Quantum announces the development of a new protocol for performing multiplex processor characterization across multiple qubits, with results validated against conventional individual pairwise characterization techniques, enabling more efficient, scalable QPU characterization.

○	Horizon Quantum has implemented its proprietary techniques for multiplexed characterization on a processor with greater than 100 qubits for the first time, measuring ZZ crosstalk, where unwanted interactions between qubits can reduce computational fidelity, and extended the techniques to measure control crosstalk, where control signals applied to one qubit have unintended effects on others.

○	Understanding unintended interactions between qubits is essential for improving QPU performance, but traditional individual pairwise characterization scales quadratically with the number of qubits, requiring large numbers of measurements.

○	Multiplexing combines multiple measurements into a smaller number of experiments performed in parallel, significantly reducing characterization overhead.

○	On an 100-qubit processor, when compared with conventional pairwise characterization, Horizon Quantum’s multiplexing approach can reduce the number of experiments required to characterize ZZ crosstalk from approximately 5,000 to 7, representing a more than 700-fold reduction, demonstrating how software-driven multiplexing can make QPU characterization more efficient and scalable.

Corporate Update

Horizon Quantum has signed a non-binding letter of intent to acquire Entropica Labs Pte. Ltd. (“Entropica Labs”), a Singapore-based quantum software company specializing in error correction and fault tolerance, for an anticipated consideration of $27 million USD of Horizon Quantum Class A ordinary shares subject to the completion of appropriate due diligence, related audits, the signing of definitive agreements, and satisfaction of other customary conditions.

Third Quarter 2026 Financial Results

All results are presented as approximate and in USD.

●	Total operating expenses for Q3 2026 were $10.5 million compared to $4.9 million for Q3 2025.

●	Research and development (R&D) expenses for Q3 2026 were $4.5 million compared to $2.0 million for Q3 2025, representing an increase of 122%. When excluding share-based compensation from each period of $1.7 million and $0.3 million, respectively, the period-over-period increase in R&D expenses was 65% and was primarily attributable to increases in headcount and salary adjustments and to a lesser extent costs from related information technology expenses.

●	Sales and marketing expenses for Q3 2026 were $0.4 million, essentially flat period-over-period compared to $0.4 million for Q3 2025.

●	General and administrative (G&A) expenses for Q3 2026 were $5.2 million compared to $2.3 million for Q3 2025, representing an increase of 127%. Excluding share-based compensation expenses of $2.0 million and $0.5 million from Q3 2026 and Q3 2025, respectively, G&A expenses increased 82% period over period. The period-over-period increase in G&A expenses was primarily due to increases in headcount, and other operating expenses associated with the transition to a public company.

●	The operating loss for Q3 2026 was $10.5 million compared to $4.9 million for Q3 2025, representing an increase of $5.6 million. The widening of the loss was primarily due to increases in expenses associated with transitioning to a public company, increases in research and development headcount, and related operational support costs as compared to the prior-year period.

●	Net Income for Q3 2026 was $33.4 million, or $0.61 per ordinary share, compared to a net loss of $5.2 million, or $0.13 per ordinary share, in Q3 2025.

o	The Q3 2026 result included a $43.1 million non-cash gain from the remeasurement of warrant-related derivative liabilities. The decrease in the trading price of Horizon Quantum’s Class A ordinary shares during Q3 2026 decreased the fair value of these liabilities, resulting in the accounting gain. This gain did not affect the Company’s cash balance.

o	All warrants of Horizon Quantum that remain outstanding will continue to be remeasured at fair value each fiscal quarter. Accordingly, future movements in the trading price of Horizon Quantum’s Class A ordinary shares could result in additional non-cash gains or losses.

●	Since derivative fair-value adjustments can create substantial volatility in reported earnings without affecting underlying operating performance or cash flow, management also evaluates results on an Adjusted EBITDA basis, a non-GAAP measure. Adjusted EBITDA excludes changes in the fair value of derivative liabilities as well as share-based compensation, and non-recurring expenses associated with the business combination. On this basis, the company recorded an Adjusted EBITDA loss of $6.3 million for Q3 2026 compared with an Adjusted EBITDA loss of $3.0 million in Q3 2025.

Conference Call Information

As previously announced, the company will hold a conference call to discuss its third quarter on November 10 at 8:00 a.m. ET. The conference call will be broadcast live over the internet and can be accessed at https://investors.horizonquantum.com/news-events. For those unable to listen to the live broadcast, an archived version will be available at the same location for one year.

Non-GAAP Financial Measures

To supplement Horizon Quantum’s condensed financial statements presented in accordance with U.S. GAAP, Horizon Quantum uses non-GAAP measures of certain components of financial performance. EBITDA and Adjusted EBITDA are financial measures that are not required by or presented in accordance with GAAP. Management believes that these measures provide investors an additional meaningful method to evaluate certain aspects of Horizon Quantum’s results period over period. EBITDA is defined as net loss before net interest income or expense, depreciation and amortization expenses, and income tax expense, and Adjusted EBITDA is defined as net loss before net interest income or expense, depreciation and amortization expenses, income tax expense, share-based compensation, change in fair value of derivative liabilities and non-recurring business combination expenses. Horizon Quantum uses EBITDA and Adjusted EBITDA to measure the operating performance of its business, by excluding specifically identified items that its management does not believe directly reflect Horizon Quantum’s core operations and may not be indicative of its recurring operations. The presentation of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the financial results prepared in accordance with U.S. GAAP, and Horizon Quantum’s non-GAAP measures may be different from non-GAAP measures used by other companies. For Horizon Quantum’s investors to be better able to compare its current results with those of previous periods, Horizon Quantum has shown a reconciliation of GAAP to non-GAAP financial measures at the end of this release.

About Horizon Quantum

Horizon Quantum [NASDAQ: HQ] is on a mission to unlock broad quantum advantage by building the software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company is bridging the gap between today’s quantum hardware and tomorrow’s applications through the creation of advanced software development tools. Its software infrastructure moves beyond the constraints of static circuit execution, making it possible for developers to express any conceivable quantum computation. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at multiple levels of abstraction. Learn more at www.horizonquantum.com.

Note to Investors Regarding Forward-Looking Statements

This press release includes forward-looking statements. The expectations, estimates, and projections of the businesses of Horizon Quantum may differ from its actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “aim,” “potential,” “plan,” “enable,” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements, and Horizon Quantum therefore cautions against placing undue reliance on any of these forward-looking statements. Many of these factors are outside of the control of Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits and costs, if any, of the strategic collaborations with Quantum Machines and OQC; (3) the outcome of any efforts to deploy or build out the 256-qubit trapped-ion system in Horizon Quantum’s Dublin, Ireland facility; (4) Horizon Quantum’s ability to scale and grow its business, and the advantages and expected growth of Horizon Quantum; (5) the cash position of Horizon Quantum and its estimates of expenses and profitability; (6) the ability to recognize the anticipated benefits of the recently completed business combination with dMY Squared Technology Group, Inc., which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (7) Horizon Quantum’s ability to enter into definitive documentation with Entropica, close the anticipated acquisition and realize the anticipated benefits of the acquisition; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (10) difficulties operating Horizon Quantum’s quantum processors and the possibility that the quantum processors do not provide the advantages that Horizon Quantum expects; (11) the ability of Horizon Quantum’s coding languages to provide additional abstraction when compared to other quantum computing solutions; (12) the ability to maintain the listing of Horizon Quantum’s Class A ordinary shares and warrants on Nasdaq; and (13) other risks and uncertainties included in the “Risk Factors” section of the Annual Report on Form 20-F filed by Horizon Quantum on April 14, 2026 with the U.S. Securities and Exchange Commission (“SEC”), as well as other documents filed or to be filed with the SEC by Horizon Quantum. The foregoing list of factors is not exclusive. New risks emerge from time to time, and it is not possible for management to predict all risks, nor can management assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, Horizon Quantum undertakes no obligation to update any forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Investor Contact

Horizon Quantum investor contact

Katherine Bailon

investors@horizonquantum.com

Media Contact

Horizon Quantum media contact

Yanina Blaclard

media@horizonquantum.com

Condensed consolidated balance sheet (Unaudited)

	September 30,	December 31,
(In US$, unless otherwise stated)	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$102,788,992	$222,939
Prepaid and other current assets	12,090,401	746,372
Total current assets	114,879,393	969,311

Property and equipment, net	3,491,033	3,204,829
Intangible assets, net	19,633	22,566
Right-of-use assets	259,476	459,982
Other non-current assets	111,913	175,115
TOTAL ASSETS	$118,761,448	$4,831,803

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative liabilities - SAFE	$-	$6,406,878
Other payables	1,996,723	2,602,604
Operating lease liabilities	229,551	396,025
Total current liabilities	2,226,274	9,405,507

Derivative liabilities - warrants	32,412,785	-
Operating lease liabilities, non-current	32,416	88,921
TOTAL LIABILITIES	$34,671,475	$9,494,428

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of December 31, 2025	$-	$839,602
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of December 31, 2025	-	2,349,212
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of December 31, 2025	-	18,100,000
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of December 31, 2025	-	3,649
Ordinary Class A Shares, 34,811,740 authorized, 34,811,740 issued and outstanding as of September 30, 2026	191,735,625	-
Ordinary Class B Shares, 19,744,585 authorized, 19,744,585 issued and outstanding as of September 30, 2026	40,110	-
Additional paid-in capital	11,083,158	7,417,778
Accumulated deficit	(119,028,107)	(33,573,537)
Accumulated other comprehensive (loss) income	259,187	200,671
TOTAL STOCKHOLDERS’ EQUITY	$84,089,973	$(4,662,625)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$118,761,448	$4,831,803

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of September 30, 2026, reflect Horizon Quantum Holdings Ltd.

Condensed consolidated statement of operations and comprehensive loss (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In US$, except share amount and per share data)	2026	2025	2026	2025
Revenue	$-	$-	$-	$38,462

Operating Expenses:
Research and development	4,457,981	2,010,289	9,200,416	6,537,892
Selling and marketing	433,211	372,748	1,268,163	949,413
General and administrative	5,222,583	2,302,133	12,673,840	4,349,657
Depreciation and amortization	375,083	182,767	1,021,316	532,603
Total operating expenses	10,488,857	4,867,937	24,163,735	12,369,566
Loss from operations	(10,488,857)	(4,867,937)	(24,163,735)	(12,331,104)

Other income and (expense):
Interest expense	(2,679)	(2,021)	(8,365)	(6,850)
Other income	840,058	7,686	1,370,501	57,415
Change in fair value of derivative liabilities	43,099,876	(317,352)	(62,217,816)	(317,352)
Foreign exchange (loss)	(37,002)	(12,896)	(355,914)	(319,823)
Income tax expense	-	-	-	-
Net income (loss)	$33,411,396	$(5,192,520)	$(85,375,330)	$(12,917,714)
Other comprehensive loss:
Foreign currency translation adjustment	(37,993)	28,960	58,516	246,948
Total comprehensive income (loss)	$33,373,403	$(5,163,560)	$(85,316,814)	$(12,670,766)

Weighted average ordinary shares outstanding, as recast
Basic	54,345,937	39,015,950	49,230,764	39,015,950
Diluted	60,792,710	39,015,950	49,230,764	39,015,950
Basic net income (loss) per ordinary share, as recast	$0.61	$(0.13)	$(1.73)	$(0.33)
Diluted net income (loss) per ordinary share, as recast	$0.55	$(0.13)	$(1.73)	$(0.33)

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of September 30, 2026, reflect Horizon Quantum Holdings Ltd.

Condensed consolidated statement of cashflow (Unaudited)

	Nine Months Ended September 30,
(In US$, unless otherwise stated)	2026	2025
Cash flows from operating activities
Loss for the period	$(85,375,330)	$(12,917,714)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	1,018,383	530,967
Share based compensation	5,655,459	4,324,494
Change in fair value of derivative liabilities	62,217,816	286,106
Unrealized foreign currency transaction (gain) loss	75,487	687,604
Amortization	2,933	1,636
Changes in operating assets and liabilities:
Accounts receivable	-	270,824
Other payables	663,382	546,211
Lease liability	(322,504)	(201,633)
Prepaid expenses and other assets	(384,575)	(514,438)
Net cash used in operating activities	(16,448,949)	(6,985,943)

Cash flows from investing activities
Purchase of property, equipment including construction in progress	(11,004,556)	(392,309)
Purchase of intangible assets and trademarks	-	-
Net cash used in investing activities	(11,004,556)	(392,309)

Cash flows from financing activities
Proceeds from issuance of SAFE notes	2,500,000	3,000,000
Proceeds from exercise of warrants	28,688,913	-
Proceeds from exercise of employee stock options	712,993	-
Proceeds from merger and PIPE transaction, net of transaction costs	98,167,633	-
Net cash provided by financing activities	130,069,540	3,000,000
Effect of exchange rate changes on cash	(49,982)	(184,701)
Net increase (decrease) in cash and cash equivalents	102,566,053	(4,562,953)
Cash and cash equivalents at beginning of period	222,939	4,848,855
Cash and cash equivalents at end of period	$102,788,992	$285,902
Supplemental disclosures of non-cash transactions:
Initial recognition of warrant liabilities at close of the business combination	$20,526,410	-
Initial recognition of net assets at close of the business combination	$2,458,713	-
Conversion of SAFE liabilities into equity at close of the business combination	$11,183,077	-
Issuance of shares to a service provider	$269,000	-
Reclassification of warrant liabilities to equity upon exercise	$48,055,242	-
Reclassification of share based payment reserve to equity upon exercise	$1,218,248	-

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of September 30, 2026, reflect Horizon Quantum Holdings Ltd.

Reconciliation of Non-GAAP Financial Measures

Below is a reconciliation of net loss (GAAP) to adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In US$, unless otherwise stated)	2026	2025	2026	2025
Net income (loss) (GAAP)	$33,411,396	$(5,192,520)	$(85,375,330)	$(12,917,714)
Adjustments
Net interest (income) expense	(835,048)	(5,429)	(1,347,826)	(48,344)
Depreciation and amortization expenses	375,083	182,767	1,021,316	532,603
EBITDA	32,951,431	(5,015,182)	(85,701,840)	(12,433,454)
Adjustments
Share based compensation within
Research and development	1,707,190	338,080	2,384,171	3,116,688
Selling and marketing	51,444	52,657	143,830	223,106
General and administrative	2,018,462	546,282	2,858,456	983,957
Change in fair value of derivative liabilities	(43,099,876)	317,352	62,217,816	317,352
Business combination and post-closing expenses*	30,664	753,901	2,195,594	968,003
Adjusted EBITDA	$(6,340,686)	$(3,006,910)	$(15,901,971)	$(6,824,349)

*	Includes $0.27 million in share-based compensation for a vendor in the nine months ended September 30, 2026.

Note: All results presented prior to the closing of the business combination on March 19, 2026, reflect the financial results of Horizon Quantum Computing Pte. Ltd. Results as of September 30, 2026, reflect Horizon Quantum Holdings Ltd.